2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

April 27, 2016

Via EDGAR Transmission

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          Delaware Group Income Funds (the “Registrant”)
File Nos.: 002-37707/811-02071

Dear Ms. Hahn:

On behalf of the Registrant, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”).  The comments were received on April 14, 2016 with respect to the Registrant’s Post-Effective Amendment No. 94 (“PEA No. 94”) to its Registration Statement on Form N-1A that was filed on March 1, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  The purpose of the filing was to register Class R6 shares for the Delaware Extended Duration Bond Fund (the “Fund”), which is a series of the Registrant.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  Delete the contractual waiver disclosure in footnote 3 to the fee table with respect to the Fund’s other share classes unless the waiver will be in effect for a full year from the date of the prospectus, in which case the disclosure should be revised to reflect the updated waiver period.

Response:  The Registrant will update the contractual fee waiver disclosure in footnote 3 to reflect that the waiver is in effect for at least a year from the date of the prospectus.

2.           Comment:  Confirm that the fee waivers referred to in footnote 3 to the fee table are not subject to recoupment.

Response: The Registrant confirms that the fee waivers described in footnote 3 are not subject to recoupment.

Jaea Hahn
U.S. Securities and Exchange Commission
April 27, 2016

3.           Comment:  Confirm whether shorting is a principal investment strategy for the Fund. If so, add a line item to the fee table regarding short sales expense.

Response:  Engaging in short sales is not a principal investment strategy.

4.           Comment:  Confirm whether the Fund invests in other investments companies or pooled investment vehicles.  If so, to the extent the Fund’s investments in other investment companies exceed one basis point of the Fund’s expenses, include the acquired fund fees and expenses information required by Form N-1A.

Response:  To the extent that the Fund invests in other investment companies, the Registrant will comply with the requirements of Item 3, Instruction 3(f).

5.           Comment:  How does the Fund intend to limit its non-U.S.-dollar currency exposure to no more than 25% of net assets when the Fund may invest up to 40% of its total assets in foreign securities?  In addition, the various percentage limitations on the types of investments that the Fund may make raise the question about compliance with the Fund’s 80% rule and maintaining an extended duration.

Response:  The Fund reduces its foreign currency exposure by investing in American depositary receipts and engaging in currency hedging.  With respect to the Fund’s percentage limitations, these generally address the maximum permissible investment in a type of security or exposure.  These various limitations, if applicable, are considered in the aggregate for purposes of complying with the Fund’s 80% policy.

6.           Comment:  Under the principal investment strategies under the summary section, add disclosure regarding the maturity and quality characteristics of the portfolio.

Response:  The Registrant respectfully declines to accept this comment.  The focus of the Fund is on duration and not maturity; therefore, the Fund prefers not to include disclosure about the maturity of the bonds typically held by the Fund.  Additionally the quality of the bonds generally purchased by the Fund is already addressed in the Item 4 and Item 9 disclosure.

7.           Comment:  Specify all types of derivative instruments that are used by the Fund and the purposes of such investments.  In particular, if the Fund will invest in futures and options, explain how and for what purpose(s).

Response:  Investing in derivatives is not a principal investment strategy of the Fund.  Accordingly, the disclosure regarding investing in derivatives is not included in the summary section of the prospectus.  A discussion of the types of derivative instruments in which the Fund may invest and the purposes for those investments is included in “The securities in which the Fund typically invests.”

Jaea Hahn
U.S. Securities and Exchange Commission
April 27, 2016

8.           Comment:  If the Fund invests in total return swaps, add disclosure explaining that the Fund invests in such instruments as well as the purpose(s) of such investments.  Confirm that an appropriate amount of cash is segregated to cover these investments consistent with prior Investment Company Act of 1940 (the “1940 Act”) requirements and SEC guidance.

Response:  The prospectus currently includes disclosure under “The securities in which the Fund typically invests – Interest rate swap, index swap, and credit default swap agreements” explaining that the Fund may invest in total return swaps and the reasons why the Fund may invest in such swaps.  To the extent that the Fund invests in total return swaps, an appropriate amount of cash will be segregated to cover the Fund’s liabilities under the swap instrument as required by the 1940 Act and SEC guidance.

9.           Comment:  Review the principal investment risks to ensure that they are consistent with the Fund’s principal investment strategies.

Response:  The Registrant has reviewed and revised the Fund’s principal investment risks.

10.           Comment:  Revise the derivatives risk disclosure required by Items 4 and 9 of Form N-1A to address the risks specific to the types of derivatives instruments in which the Fund will invest.

Response:  The requested changes will be made.

11.           Comment:  Under the “Our principal investment strategies” section, discuss any applicable issues related to the Fund’s maturity and duration characteristics that may affect the Fund.

Response:  The Registrant will add disclosure explaining how changes in interest rates will affect the value of the bonds held by the Fund due to the typically longer duration of those bonds.

12.           Comment:  Under “The securities in which the Fund typically invests” section, principal investment strategies should be segregated from non-principal strategies.

Response:  This section will be renamed “Securities in which the Fund may invest” and will continue to broadly describe securities in which the Fund may invest.  As required by Items 4 and 9 of Form N-1A, the Fund’s principal investment strategies are described in the summary section and the “Our principal investment strategies” section of the prospectus.

13. Comment: Clarify how investments in U.S. government securities, money market instruments and repurchase agreements are consistent with the Fund’s investment objective and strategies when they are not extended duration-type securities.

Jaea Hahn
U.S. Securities and Exchange Commission
April 27, 2016

Response:  The Fund’s investment objective is total return.  Total return reflects both asset appreciation and interest income.  The Fund generally may invest in U.S. government securities, short-term securities, and repurchase agreement to generate income.  Short-term investments may also be used for temporary defensive purposes.  Repurchase agreements principally are used to manage the Fund’s cash position.  These investments are not inconsistent with a bond fund in that they generate income for the Fund.  Moreover, other than for temporary defensive purposes, the Fund’s investments in these types of securities are not intended to be substantial enough to affect the Fund’s compliance with its strategy of investing 80% of its net assets in corporate bonds.

14.           Comment:  Under “The securities in which the Fund typically invests – Corporate bonds”, describe the characteristics of real estate investment trusts, master limited partnerships, and other business trusts and explain why these types of investments are appropriate for the Fund.  Confirm that the Fund will not invest in REITs and MLPs directly.

Response:  The Registrant will add disclosure describing the characteristics of REITs and MLPs.  The Registrant believes that fixed income investments issued by such entities are appropriate so long as they are consistent with the Fund’s investment objective and strategies.  The Fund will not invest directly in REITs, MLPs or other business trusts.

15.           Comment:  Confirm that the Fund will segregate the full notional amount to cover obligations of any credit default swap.

Response:  The Registrant confirms that the Fund will segregate the full notional amount to cover obligations of any credit default swap.

16.           Comment:  Confirm that for purposes of the Fund’s 80% policy, any derivative instruments must be valued at market/fair value rather than notional value.  It is the SEC Staff’s position that the 80% test required under Rule 35d-1 under the 1940 Act is an asset-based test, not an exposure test and that, accordingly, the Fund may not use notional value for purposes of compliance with Rule 35d-1.

Response:  The Registrant is not aware of any formal SEC or SEC staff position as to how funds must calculate the asset value of derivatives for purposes of Rule 35d-1.  To the contrary, in 2011, the SEC specifically requested comment on how derivatives should be valued for a variety of asset-based tests under the 1940 Act and, to our knowledge, no formal SEC or Staff position relating to this issue has been issued since the 2011 request for comment. Nonetheless, the Registrant confirms that for purposes of the Fund’s 80% policy, any derivative instruments will be valued at market/fair value rather than notional value.  Please note that the Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

Jaea Hahn
U.S. Securities and Exchange Commission
April 27, 2016

17.           Comment:  Confirm that the Fund’s investments in swaps and other illiquid securities will not comprise more than 15% of the Fund’s net assets.

Response:  The Fund will not invest more than 15% of its net assets in illiquid securities.  To the extent that a swap instrument is determined to be illiquid, the Fund will include such investment in determining its compliance with the 15% limit.

18.           Comment:  Under “The risks of investing the Fund – Derivatives risk”, the use of swaps for defensive purposes seems to contravene the Fund’s principal investment strategies.  Explain why the risk disclosure is not inconsistent with the strategies disclosure.

Response:  The Registrant will revise the risk disclosure to explain that while the Fund generally may invest in derivatives for defensive purposes (e.g., to neutralize price declines, hedge against interest rate changes, etc.), it may use derivatives for other purposes (e.g., to earn additional income or to gain exposure to the corporate bond market), which is consistent with the disclosure in the Fund’s Item 9 disclosure.

19.           Comment:  Confirm that the Fund may not rely on the expanded exemptive relief that the Registrant is seeking with respect to a new manager-of-managers order (the “New MOM Order”) that would permit the Fund’s investment adviser to hire and fire both affiliated and unaffiliated sub-advisers.

Response:  The Registrant confirms that if the relief requested under the New MOM Order is granted, the Fund will not be able to rely on such relief unless its shareholders approve the use of the New MOM Order at some time in the future.

20.           Comment:  Under “Redemptions-in-Kind”, disclose that in-kind securities remain subject to market risk and may expose shareholders to taxable gains when those securities are sold if such securities are held in a taxable account.

Response:  The requested change will be made.

21.           Comment:  Under “Dividends, distributions, and taxes – Dividends and Distributions”, disclose the monthly payment date for income distributions or explain where to find such information.

Response:  The requested change will be made.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 94; (ii) Staff comments on PEA No. 94, or changes to PEA No. 94 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 94; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Jaea Hahn
U.S. Securities and Exchange Commission
April 27, 2016

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 94.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	A.G. Ciavarelli
Delaware Investments